

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

February 12, 2009

Via U.S. Mail and Facsimile to (212) 504-9572

Jon A. DeLuca
President and Chief Executive Officer
FiberNet Telecom Group, Inc.
570 Lexington Avenue
New York, NY 10022

> **Re: FiberNet Telecom Group, Inc.
> Form 10-K for the year ended December 31, 2007
> Filed March 28, 2008, as amended on January 8, 2009 and February 6,
> 2009
> File No. 000-24661**

Dear Mr. Deluca:

      We have reviewed your response letter submitted on February 6, 2009 and your Form 10-K/A also filed on that date, and we have the following comment. Please respond to our comment within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comment or any other aspect of our review.

Form 10-K/A (Amendment No. 2) for the Fiscal Year Ended December 31, 2007

Exhibits 31.1 and 31.2

1.   We note that your officers once again modified the language of the certifications required by Regulation Item 601(b)(31) by, for example:

- adding "annual report" in paragraph 2 where Item 601(b)(31) uses only "report;"
- in the preamble to paragraph 4, using "Rule" instead of "Rules" and also inserting a "we" when that word is not a part of the certifications;
- in paragraph 4(a), using "annual report" when the certifications only require "report;"

- in paragraph 4(d), using "its annual report" rather than "an annual report;" and
- in paragraphs 5(a) and (b), using "controls" rather than "control," and "that are reasonably" rather than "which are reasonably."

Please confirm that, in future filings, your officers will correct these errors and will provide certifications that do not modify the language set forth in Regulation S-K Item 601(b)(31).

Please respond to our comment and furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director

cc: via facsimile to (212) 983-3115
Todd E. Mason, Esq.
Mintz Levin